UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                           Banyan Systems Incorporated
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    06698104
                                    --------
                                 (CUSIP Number)

                                 August 20, 1998
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------
CUSIP No. 06698104                   13G
-------------------------

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      1  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Louis M. Bacon

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      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|

                                                                        (b) |_|

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      3  SEC USE ONLY

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      4  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

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                     5  SOLE VOTING POWER

                        None

                  --------------------------------------------------------------
    NUMBER OF        6  SHARED VOTING POWER
     SHARES
  BENEFICIALLY          920,100
    OWNED BY
      EACH        --------------------------------------------------------------
   REPORTING         7  SOLE DISPOSITIVE POWER
     PERSON
      WITH              None

                  --------------------------------------------------------------
                     8  SHARED DISPOSITIVE POWER

                        920,100

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      9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         920,100

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    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.6%
--------------------------------------------------------------------------------
    12   TYPE OF REPORTING PERSON*

         IN, IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a):        Name of Issuer:

                  Banyan Systems Incorporated (the "Company").

Item 1(b):        Address of Issuer's Principal Executive Offices:

                  120 Flanders Road
                  Westboro, MA 01581-5013

Items 2(a):       Name of Person Filing:

                  Louis M. Bacon ("Mr. Bacon")

                  The statement is being filed by Mr. Bacon, in his capacity as
                  (1) Chairman and Chief Executive Officer, director and controlling shareholder of Moore Capital Management, Inc., a Connecticut corporation ("MCM"), and (2) Chairman and Chief Executive Officer, director and majority interest holder in Moore Capital Advisors, LLC ("MCA").

                  MCM, a registered commodity trading advisor and member of the National Futures Association, serves as discretionary investment manager to Moore Global Investments, Ltd. ("MGI"), a non-U.S. investment company incorporated in the Bahamas, and other investment funds. MCA, a registered commodity trading advisor and commodity pool operator, serves as general partner and discretionary investment manager to a U.S. partnership, Remington Investment Strategies, L.P. ("RIS"). The principal occupation of Mr. Bacon is the direction of the investment activities of MCM and MCA, carried out in his capacity of Chairman and Chief Executive Officer of such entities. In this capacity, Mr. Bacon may be deemed to be the beneficial owner of the shares of Common Stock (as defined) which are the subject of this statement held for the account of MGI and for the account of RIS.

Item 2(b):        Address of Principal Business Office:

                  1251 Avenue of the Americas
                  New York, New York 10020

Item 2(c):        Citizenship:

                  United States citizen

Item 2(d):        Title of Class of Securities:

                  Common stock, par value $.01 per share (the "Common Stock"), of the Company

Item 2(e):        CUSIP Number:

                  06698104

Item 3: If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is filing as a:

                  (a)[ ] Broker or dealer registered under section 15 of the
                         Act (15 U.S.C. 78o).

                  (b)[ ] Bank as defined in section 3(a)(6) of the Act (15
                         U.S.C. 78c).

                  (c)[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                  (d)[ ] Investment company registered under section 8 of the
                         Investment Company Act of 1940 (15 U.S.C. 80a-8).

                  (e)[ ] An investment adviser in accordance with ss.
                         240.13d-1(b)(1)(ii)(E).

                  (f)[ ] An employee benefit plan or endowment fund in
                         accordance with ss. 240.13d-1(b)(1)(ii)(F).

                  (g)[ ] A parent holding company or control person in
                         accordance with ss. 240.13d-1(b)(1)(ii)(G).

                  (h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

                  (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

                  (j)[ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to ss. 240.13d-1(c), check this box [X].

Items 4(a)-(c):             Ownership:

                            On the date of this Statement, Mr. Bacon is deemed to have beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 of 920,100 shares of Common Stock by virtue of his control of MCM and MCA. Such shares represent 4.6% of the issued and outstanding shares of Common Stock. By virtue of his control of MCM and MCA, Mr. Bacon is deemed to share voting power and dispositive power over the shares of Common Stock held by MGI and RIS.

                            The percentages used herein are calculated based upon the 20,205,156 shares of Common Stock stated to be issued and outstanding as of July 31, 1998, as reflected in the Company's report on Form 10-Q for the quarter ended June 30, 1998.

Item 5:                     Ownership of Five Percent or Less of a Class:

                            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6:                     Ownership of More than Five Percent on Behalf of
                            Another Person:

                            Mr. Bacon, by virtue of his control of MCM and MCA, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, shares of Common Stock, except that shareholders of MGI and partners of RIS have the right to participate in the receipt of dividends from, or proceeds upon the sale of, the shares of Common Stock held for their respective accounts.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                            Not Applicable.

Item 8:                     Identification and Classification of
                            Members of the Group:

                            Not Applicable.

Item 9:                     Notice of Dissolution of Group:

                            Not Applicable.

Item 10:                    Certification:

                            By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   August 21, 1998


                                    LOUIS M. BACON

                                    By: /s/ Stephen R. Nelson
                                        ------------------------------
                                        Name:  Stephen R. Nelson*
                                        Title: Attorney-in-Fact


--------
* Power of Attorney dated November 28, 1997 granted by Louis M. Bacon in favor of M. Elaine Crocker, Kevin F. Shannon and Stephen R. Nelson is attached hereto as Exhibit A.

                                                                       Exhibit A

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Louis M. Bacon, hereby make constitute and appoint each of M. Elaine Crocker, Kevin F. Shannon and Stephen R. Nelson, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name (a) in my personal capacity or (b) in my capacity as Chairman and Chief Executive Officer of each of Moore Capital Management, Inc. and Moore Capital Advisors, LLC and their respective affiliates all documents, certificates, instruments, statements, filing and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or
Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(f), and (c) any initial statements of, or states of changes in, beneficial ownership of securities on Form 3, From 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 28th day of November, 1997.


                                                   /s/ Louis M. Bacon
                                               --------------------------
                                                       Louis M. Bacon


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